UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6) *

CONNECTURE, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

20786J106

(CUSIP Number)

Francisco Partners IV, L.P.

Francisco Partners IV-A, L.P.

Francisco Partners GP IV, L.P.

Francisco Partners GP IV Management Limited

c/o Francisco Partners Management, L.P.

One Letterman Drive

Building C – Suite 410

San Francisco, CA 94129

Telephone: (415) 418-2900

with copies to:

Adam D. Phillips, Esq.

Ross M. Leff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4947

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20786J106	Page 2

1	Names of reporting persons: Francisco Partners IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 18,440,049*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 18,440,049*
11	Aggregate amount beneficially owned by each reporting person: 18,440,049*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 39.0%†
14	Type of reporting person: PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 2,414,050 shares of Common Stock of the Issuer, 33,306 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) and 10,991 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock” and collectively with the Series A Preferred Stock, the “Preferred Stock”) held directly by Francisco Partners IV, L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 23,216,019 shares of Common Stock outstanding as of January 4, 2018, as disclosed in the Merger Agreement, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 20786J106	Page 3

1	Names of reporting persons: Francisco Partners IV-A, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 9,242,682*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 9,242,682*
11	Aggregate amount beneficially owned by each reporting person: 9,242,682*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 19.6%†
14	Type of reporting person: PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 1,209,972 shares of Common Stock of the Issuer, 16,694 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) and 5,509 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”) held directly by Francisco Partners IV-A, L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 23,216,019 shares of Common Stock outstanding as of January 4, 2018, as disclosed in the Merger Agreement, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 20786J106	Page 4

1	Names of reporting persons: Francisco Partners GP IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 27,682,731*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 27,682,731*
11	Aggregate amount beneficially owned by each reporting person: 27,682,731*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 58.6%†
14	Type of reporting person: PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 3,624,022 shares of Common Stock of the Issuer, 50,000 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) and 16,500 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”) held directly by Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 23,216,019 shares of Common Stock outstanding as of January 4, 2018, as disclosed in the Merger Agreement, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 20786J106	Page 5

1	Names of reporting persons: Francisco Partners GP IV Management Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 27,682,731*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 27,682,731*
11	Aggregate amount beneficially owned by each reporting person: 27,682,731*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 58.6%†
14	Type of reporting person: PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 3,624,022 shares of Common Stock of the Issuer, 50,000 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) and 16,500 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”) held directly by Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 23,216,019 shares of Common Stock outstanding as of January 4, 2018, as disclosed in the Merger Agreement, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 20786J106	Page 6

This Amendment No. 6 to Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Francisco Partners IV, L.P., a Cayman Islands exempted limited partnership (“FP IV”), (ii) Francisco Partners IV-A, L.P., a Cayman Islands exempted limited partnership (“FP IV-A”), (iii) Francisco Partners GP IV, L.P., a Cayman Islands exempted limited partnership (“FP GP IV”), and (iv) Francisco Partners GP IV Management Limited, a Cayman Islands exempted company (“FP GP Management” and collectively with FP IV, FP IV-A, FP GP IV and their affiliates, “Francisco Partners”), to supplement and amend the Schedule 13D filed on behalf of the Reporting Persons on May 9, 2016, as amended on June 14, 2016, August 15, 2016, August 26, 2016, September 14, 2016 and March 15, 2017. Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning.

Item 3.	Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On January 4, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FP Healthcare Holdings, Inc. (“Parent”), and FP Healthcare Merger Sub Corporation, a wholly owned subsidiary of Parent (“Merger Subsidiary”), providing for the merger of Merger Subsidiary with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Parent and Merger Subsidiary are owned by affiliates of the Reporting Persons. Capitalized terms used in this Item 4 which are not otherwise defined have the meanings set forth in the Merger Agreement.

The Merger and the Merger Agreement were unanimously approved by the Company’s Board of Directors upon the recommendation of a special committee consisting solely of independent, outside directors (the “Special Committee”)

At the Effective Time of the Merger, each share of Common Stock issued and outstanding as of immediately prior to the Effective Time, other than shares held by FP IV, FP IV-A and Chrysalis Ventures II, L.P. and certain of their affiliates (collectively, the “Rollover Investors”), will be canceled and cease to exist and automatically converted into the right to receive cash in an amount equal to $0.35, without interest (the “Per Share Price”). The Rollover Investors have entered into a Rollover Agreement pursuant to which the Rollover Investors have agreed to contribute shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock to Parent.

Parent and Merger Subsidiary have secured committed financing, consisting of a combination of equity to be provided by investment funds affiliated with the Reporting Persons (the “Equity Financing”) and the third party debt financing described below, the aggregate proceeds of which will be sufficient for Parent and Merger Subsidiary to pay the aggregate merger consideration and all related fees and expenses. In addition, FP IV and FP IV-A have provided the Company with a guarantee in favor of the Company (the “Guarantee”). The Guarantee guarantees the payment of Merger Consideration owed by Parent to the holders of Common Stock pursuant to the Merger Agreement.

PNC Bank, National Association (together with any other banks, financial institutions and institutional lenders from time to time party to the Debt Commitment Letter described below, the “Lenders”) has committed to provide debt financing (the “Debt Financing”) consisting of a term loan facility of up to $42.0 million and a revolving credit facility of up to $5.0 million, in each case, on the terms and subject to the conditions set forth in that certain debt commitment letter, dated as of January 4, 2018 and delivered to FP IV substantially concurrently with the execution of the Merger Agreement (the “Debt Commitment Letter”). The obligations of the Lenders to provide the Debt Financing under the Debt Commitment Letter are subject to a number of conditions, including the receipt of executed loan documentation, accuracy of representations and warranties, consummation of the transactions contemplated in the Merger Agreement, contribution of the Equity Financing and other customary closing conditions for financings of this type. Following the consummation of the Merger, available Debt Financing may be used by the company for working capital or general corporate purposes.

Stockholders of the Company will be asked to vote on the adoption of the Merger Agreement and the Merger at a special stockholders’ meeting that will be held on a date to be announced. The closing of the Merger is subject to a condition that the Merger Agreement be adopted by the affirmative vote of the holders a majority of the outstanding shares of Company capital stock, voting together as a single class, entitled to vote on such matter (the “Company Stockholder Approval”). Consummation of the Merger is also subject to other customary closing conditions, including, without limitation, the absence of certain legal impediments, the expiration

CUSIP No. 20786J106	Page 7

or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Merger Agreement does not contain a financing condition. The Company has also made customary representations and warranties in the Merger Agreement and has agreed to customary covenants regarding the operation of the business of the Company and the Company Subsidiaries prior to the Effective Time.

Pursuant to the terms of a “go-shop” provision in the Merger Agreement, during the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m. (Central time) on the 45th calendar day thereafter (the “Go-Shop Period End Date”), the Company and its subsidiaries and their respective representatives may initiate, solicit and encourage any alternative acquisition proposals from third parties, provide nonpublic information to such third parties, and participate in discussions and negotiations with such third parties regarding alternative acquisition proposals. Beginning on the Go-Shop Period End Date, the Company will become subject to customary “no-shop” restrictions on its, its subsidiaries’ and their respective representatives’ ability to initiate, solicit or encourage alternative acquisition proposals from third parties and to provide nonpublic information to or participate in discussions or negotiations with third parties regarding alternative acquisition proposals, except as otherwise permitted by the Merger Agreement, including in connection with the compliance by the Board with its fiduciary duties under applicable law.

The Merger Agreement contains certain termination rights for the Company and Parent. Upon termination of the Merger Agreement by the Company if, before the Company Stockholder Approval, the Special Committee authorizes the Company to enter into a definitive agreement with respect to a Superior Proposal, the Company will be required to pay Parent a termination fee of reasonable and documented out-of-pocket fees and expenses (including legal fees and expenses) up to $2.0 million. In addition to the foregoing termination right, and subject to certain limitations, (i) the Company or Parent may terminate the Merger Agreement if the Merger is not consummated by June 4, 2018, and (ii) the Company and Parent may mutually agree to terminate the Merger Agreement.

Concurrently with the execution and delivery of the Merger Agreement, the Rollover Investors entered into a Voting and Support Agreement with the Company (the “Voting Agreement”). Pursuant to the Voting Agreement, the Rollover Investors have agreed, unless the Board or Special Committee has made a Change of Recommendation, to vote all shares of the Company’s capital stock owned by them in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and against any other action or agreement that would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, (2) result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled or (3) impede, frustrate, interfere with, delay, postpone or adversely affect the Merger and the other transactions contemplated by the Merger Agreement.

In addition, pursuant to the Voting Agreement, if the Company enters into a definitive agreement with respect to a Superior Proposal that will result in the Company’s preferred stock being redeemed, among other conditions, the Rollover Investors have agreed to vote their shares in favor of such Superior Proposal.

Finally, pursuant to the Voting Agreement, the Rollover Investors have agreed, if requested to do so by the Board or the Special Committee, to explore in good faith the possibility of working with any third parties regarding alternative acquisition proposals to the extent the Company is permitted to do so under the Merger Agreement, including by reviewing and responding to proposals and taking part in meetings and negotiations with respect thereto, and have represented that they are not subject to any agreement that would prevent them from doing so. The Voting Agreement will terminate at the Effective Time or, if earlier, the date of the termination of the Merger Agreement, unless there is a Superior Proposal, in which case the termination will occur upon the earliest of (1) the consummation of the Superior Proposal, (2) the termination of the definitive agreement relating to the Superior Proposal, and (3) the date that is five months after the termination of the Merger Agreement by the Company in order to pursue a Superior Proposal.

The descriptions of the Merger Agreement, the Rollover Agreement, the Voting Agreement and the Guarantee in this Item 4 are not intended to be complete and are qualified in their entirety by the text of such documents, each of which is filed as an exhibit hereto and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

Based on the information set forth in the Merger Agreement, there were 23,216,019 shares of the Common Stock issued and outstanding as of January 4, 2018.

FP IV directly owns 2,414,050 shares of Common Stock, 33,306 shares of Series A Preferred Stock, convertible at any time at FP IV’s option into 9,527,616 shares of Common Stock, and 10,991 shares of Series B Preferred Stock, convertible at any time at FP IV’s option into 6,498,383 shares of Common Stock. FP IV-A directly owns 1,209,972 shares of Common Stock and 16,694 shares of Series A Preferred Stock, convertible at any time at FP IV’s option into 4,775,537 shares of Common Stock and 5,509 shares of Series B Preferred Stock, convertible at any time at FP IV-A’s option into 3,257,173 shares of Common Stock.

CUSIP No. 20786J106	Page 8

As a result, (i) FP IV beneficially owns 18,440,049 shares of Common Stock, or 39.0% of the Common Stock deemed issued and outstanding as of the Filing Date, (ii) FP IV-A beneficially owns 9,242,682 shares of Common Stock, or 19.6% of the Common Stock deemed issued and outstanding as of the Filing Date, (iii) FP GP IV beneficially owns 27,682,731 shares of Common Stock, or 58.6% of the Common Stock deemed issued and outstanding as of the Filing Date, and (iv) FP GP Management owns 27,682,731 shares of Common Stock, or 58.6% of the Common Stock deemed issued and outstanding as of the Filing Date.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 7.	Material to be Filed as Exhibits

1. Agreement and Plan of Merger, by and among FP Healthcare Holdings, Inc., FP Healthcare Merger Sub Corporation, and the Company, dated as of January 4, 2018, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed with the Commission on January 4, 2018.

2. Voting and Support Agreement, by and among the Company, Francisco Partners IV, L.P., Francisco Partners IV-A, L.P. and Chrysalis Ventures II, L.P., dated as of January 4, 2018, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed with the Commission on January 4, 2018.

3. Rollover Agreement, by and among Francisco Partners IV, L.P., Francisco Partners IV-A, L.P. and the other parties thereto, dated as of January 4, 2018, incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed with the Commission on January 4, 2018.

4. Guarantee, by and among the Company, Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P., dated as of January 4, 2018.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2018

FRANCISCO PARTNERS IV, L.P. By: Francisco Partners GP IV, L.P., its General Partner By: Francisco Partners GP IV Management Limited, its General Partner

By:	/s/ Ezra Perlman
Name: Ezra Perlman
Title: Co-President

FRANCISCO PARTNERS IV-A, L.P. By: Francisco Partners GP IV, L.P., its General Partner By: Francisco Partners GP IV Management Limited, its General Partner

By:	/s/ Ezra Perlman
Name: Ezra Perlman
Title: Co-President

FRANCISCO PARTNERS GP IV, L.P. By: Francisco Partners GP IV Management Limited, its General Partner

By:	/s/ Ezra Perlman
Name: Ezra Perlman
Title: Co-President

FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED

By:	/s/ Ezra Perlman
Name: Ezra Perlman
Title: Co-President